Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES ISRAELI COURT RULING IN REGARD TO VAT ASSESSMENTS

Tel Aviv, Israel, July 2, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that an Israeli court issued a decision in a lawsuit brought by the Company against the Israeli Tax Authority relating to VAT assessments issued to the Company and relating to the period from April 2006 to June 2011. In the decision, the court accepted in part the Israeli Tax Authority’s position and ruled that the Company should have deducted input tax at rates lower than those actually deducted by the Company.

Accordingly, the Company is required to pay the Israeli Tax Authority a payment of approximately NIS 16.5 million (excluding interest and linkage differentials) for the relevant period.

It should be noted that The Israeli Tax Authority is currently holding approximately NIS 10 million in VAT refunds of the Company.

The Company is studying the implications of the court ruling (including its appeal options) and its consequences on the Company and its cash flow.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com